

March 29, 2011

Mr. Andrew Limpert, Chief Financial Officer
Profire Energy, Inc.
321 South 1250 West, Suite 3
Lindon, UT 84042

     Re: **Profire Energy, Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2010
              Filed June 29, 2010
              File No. 0-52376

Dear Mr. Limpert:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Kevin L. Vaughn
               Accounting Branch Chief